By Electronic Submission

July 27, 2009

Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:  Harleysville National Corp.
        Form 10-K for Fiscal Year Ended
        December 31, 2008
        File No. 000-15237

Dear Mr. Pande:

In response to your comment letter dated July 7, 2009 concerning the above referenced filing for Harleysville National Corporation (the “Company”), the requested information is submitted below.  For your convenience, your comments are restated in italics followed by the Company’s responses.

Comment #1:
We note you have significant unrealized losses in “other securities” as of December 31, 2008.  Please tell us and revise future filings to disclose the amounts and components of the securities included in the “other securities” portfolio.

Management Response:

The “other securities” portfolio of the Company is comprised of corporate debt securities, pooled trust preferred securities, single issuer trust preferred securities, and equity securities.  The most significant portion of this balance is represented by the pooled trust preferred securities which are discussed in greater detail later in this letter.

The components of other securities as of December 31, 2008 are as follows (in thousands):

	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Corporate debt securities	$21,073	$18,167	$286	$(3,192)
Trust preferred securities	50,214	15,864	734	(35,084)
Equity securities	22,998	21,665	57	(1,390)
	$94,285	$55,696	$1,077	$(39,666)

The Company’s management will include such information in future filings.

Comment #2:

We also note you have recorded an other than temporary impairment charge of $1.9 million on your investment in a collateralized debt obligation investment in a pooled trust preferred security which is included in “other securities.” We have the following comments with respect to your investments in trust preferred securities:

(a)  For investments in any potential pooled trust preferred securities that were not considered impaired as of December 31, 2008 and March 31, 2009, please provide a detailed discussion of these securities’ impairment analysis as of December 31, 2008 and March 31, 2009.  This discussion should identify all available evidence, explain the relative significance of each piece of evidence, and identify the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

Management Response:

On a quarterly basis, all investments in pooled trust preferred securities for which the fair value of the investment is less that its amortized cost basis are reviewed for other than temporary impairment (OTTI).  For all securities held at December 31, 2008 and March 31, 2009, an initial review was conducted by the Treasurer to identify all securities in a loss position.  Pricing of pooled trust preferred securities and the related investment summary reports are obtained from a third-party valuation specialist.  For those securities in a loss position, a detailed analysis is performed by the Treasurer to assess them for OTTI as described below.  Management will also assess if the Company has the ability and intent to hold the security until the market recovers or maturity for all securities.

Once the pooled trust preferred securities are identified that require further review, the Treasurer performs the following procedures:
1.
A current Bloomberg summary is evaluated for each bond to identify changes in credit rating by any of the three agencies, comparing the current levels to those of the previous quarter, and identifying if a security is on credit watch status.  Downgrades and lower rated securities are identified for further review.

2.
Trustee reports are obtained on a quarterly basis and are reviewed in detail. A rated tranche analysis is obtained from an investment advisor that is based on the underlying collateral performance of the trustee report.

3.	The rated tranche analyses are evaluated for excess collateral, principal shortfall, and interest shortfall information and the ratios are analyzed as follows:

(a)	If there is excess collateral and all of the ratios are positive, then OTTI will not be recorded.
(b)
If there is negative excess collateral less than 1% of the outstanding collateral, and all ratios are 15% or higher, then OTTI will not be recorded. The 15% threshold is utilized based upon the additional defaults that management determined could be absorbed before the full realizability of future principal and interest would be in question. This threshold is subject to review by management and may be adjusted from time to time.

(c)
If there is negative excess collateral greater than 1% of the outstanding collateral, and all ratios are less than 15%, additional evaluation is required to determine what, if any OTTI would be recorded.

(d)
Additional evaluation is typically performed through a discounted cash flow analysis as completed by an investment advisor.  Historical and projected defaults are utilized, and deferrals are evaluated for potential “cure”.  In addition, the base case default percentage at origination is reviewed to determine possible impairment levels.

Based upon completion of the procedures above at December 31, 2008 and March 31, 2009, it was determined that one pooled trust preferred security, U.S. Capital Funding IV, required an OTTI charge.  For the other pooled trust preferred securities, while the Company holds several in an unrealized loss position, the analysis for the referenced periods supports the Company’s assumption that any existing defaults or deferrals will not impact the future cash flows and the eventual full realizability of the investments.

(b)  Please revise your future filings to disclose the facts and circumstances and the evidence on which you relied to conclude that you were required to record an other than temporary impairment charge.  Please contrast the analysis of these securities with those for which you did not recognize any impairment charges.

Management Response:

Upon completion of the procedures noted above, an OTTI charge of $1.9 million was recorded during the year ended December 31, 2008 on a collateralized debt obligation investment.  Several factors existed which resulted in this impairment charge.  First, the security had a credit rating which was below investment grade.  Also, it experienced a lower level of performance due to higher defaults and deferrals.  Finally, the discounted cash flow analysis indicated that the total principal and interest payments would not be recovered over the term of the bond.  An impairment was recorded for the portion deemed uncollectible.  For securities which were not deemed impaired, some of these factors may have existed, but the discounted cash flow model suggested full recovery of principal and interest.

The Company’s management will enhance its future filings to include this information.

(c)  Please provide us and consider disclosing in future filings a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

Management Response:

The following tables summarize the Company’s pooled trust preferred securities holdings at March 31, 2009 and December 31, 2008 with the information you requested.  The Company’s management will endeavor to include such information in future filings.

(Dollars in thousands)
As of March 31, 2009	Class	Book Value	Fair Value	Unrealized Gain (loss)	Credit Rating	Number of banks in issuance	Deferral/Default as % of Collateral

Single Issuer:
Corestates Capital Trust III	n/a	$ 5,413	$ 3,636	$ (1,777)	A3	n/a	n/a
Chase Cap II	n/a	4,321	1,998	(2,323)	A1	n/a	n/a
Wells Fargo Cap Trust IV	n/a	624	477	(147)	A3	n/a	n/a
PBI Cap Trust I	n/a	418	522	104	n/a	n/a	n/a
Total Single Issuers		$ 10,776	$ 6,633	$ (4,143)

Pooled:
MM Community Funding II Ltd.	B	$ 8,558	$ 821	$ (7,737)	Baa2	10	21.7%
MMC Funding XVIII	C-1	5,000	67	(4,933)	Ca	39	12.7%
TPREF Funding III, Ltd.	B-2	4,976	343	(4,633)	Ca	32	13.0%
TPREF Funding III, Ltd.	B-2	4,966	343	(4,623)	Ca	32	13.0%
Preferred Term Securities XI, Ltd.	B-3	4,934	618	(4,316)	B2	65	30.1%
Regional Diversified Funding Ltd.	n/a	3,784	373	(3,411)	Ca	29	8.9%
US Capital Funding IV	B-1	3,149	494	(2,655)	Ca		19.7%
MM Community Funding II Ltd.	B	1,454	144	(1,310)	Baa2	10	21.7%
US Capital Funding II	B-1	936	160	(776)	Ca	56	6.7%
TPREF Funding II, Ltd.	B	498	49	(449)	Caa3	33	10.1%
I - Preferred Term Securities I, Ltd.	B-3	238	355	117	BB	18
I - Preferred Term Securities II, Ltd.	B-2	209	245	36	A-	29
MM Community Funding II Ltd.	B	183	60	(123)	Baa2	10	21.7%
I - Preferred Term Securities III, Ltd.	B-2	176	209	33	B2	25
TPREF Funding III, Ltd.	B-2	138	68	(70)	Ca	32	13.0%
Preferred Term Securities IX, Ltd.	B-3	137	107	(30)	B2	49
InCapS Funding II Corp.	B-2	113	147	34	Ca	56	3.0%
InCapS Funding II Corp.	B-1	76	80	4	Ca	56	3.0%
Total Pooled		$ 39,525	$ 4,683	$ (34,842)

Total Preferred Securities		$ 50,301	$ 11,316	$ (39,985)

(Dollars in thousands)
As of December 31, 2008	Class	Book Value	Fair Value	Unrealized Gain (loss)	Credit Rating	Number of banks in issuance	Deferral/Default as % of Collateral

Single Issuer:
Corestates Capital Trust III	n/a	$ 5,405	$ 3,949	$ (1,456)	A3	n/a	n/a
Chase Cap II	n/a	4,312	2,660	(1,652)	A1	n/a	n/a
Wells Fargo Cap Trust IV	n/a	624	602	(22)	A3	n/a	n/a
PBI Cap Trust I	n/a	417	522	105	n/a	n/a	n/a
Total Single Issuers		$ 10,758	$ 7,733	$ (3,025)

Pooled:
MM Community Funding II Ltd.	B	$ 8,561	864	(7,697)	Baa2	10	21.7%
US Capital Funding IV (a)	B-1	3,148	3,148	-	Caa3		14.8%
MMC Funding XVIII	C-1	5,000	357	(4,643)	Ca	39	12.7%
TPREF Funding III, Ltd.	B-2	4,976	359	(4,617)	B2	32	8.0%
TPREF Funding III, Ltd.	B-2	4,966	359	(4,607)	B2	32	8.0%
Preferred Term Securities XI, Ltd.	B-3	4,933	645	(4,288)	B2	65	30.1%
Regional Diversified Funding Ltd.	n/a	3,816	386	(3,430)	B1	29	4.4%
MM Community Funding II Ltd.	B	1,454	152	(1,302)	Baa2	10	21.7%
US Capital Funding II	B-1	935	190	(745)	B3	56	6.7%
TPREF Funding II, Ltd.	B	498	52	(446)	Caa3	33	10.1%
I - Preferred Term Securities I, Ltd.	B-3	219	599	380	A-	18
I - Preferred Term Securities II, Ltd.	B-2	190	256	66	A-	29
MM Community Funding II Ltd.	B	179	63	(116)	Baa2	10	21.7%
I - Preferred Term Securities III, Ltd.	B-2	161	218	57	A-	25
TPREF Funding III, Ltd.	B-2	129	66	(63)	B2	32	8.0%
Preferred Term Securities IX, Ltd.	B-3	125	162	37	B2	49
InCapS Funding II Corp.	B-2	100	155	55	A-	56	3.0%
InCapS Funding II Corp.	B-1	66	100	34	A-	56	3.0%
Total Pooled		$ 39,456	$ 8,131	$(31,325)

Total Preferred Securities		$ 50,214	$ 15,864	$(34,350)

(a) Includes other than temporary impairment charge of $1.9 million.

Comment #3:

Given the current market conditions and the severity of losses on your investments in the last twelve months, please provide us with your analysis that helped you determine that there should not be any other than temporary impairment charges required for your remaining securities as of December 31, 2008 and March 31, 2009.  Additionally, please provide a discussion of the financial condition and near-term prospects of the issuers.

The investment portfolio is reviewed for possible OTTI on at least a quarterly basis.  Significant changes in the market environment may cause this review to occur more frequently.  Securities are reviewed by sector and then by individual security.

For the periods ended December 31, 2008 and March 31, 2009, the Treasurer evaluated the remaining investment securities for any potential OTTI charges.  At December 31, 2008, the remaining securities in the portfolio were primarily comprised of mortgage-backed securities (MBS), collateralized mortgage obligations (CMO), corporate debt securities, and equity securities.

An initial analysis was completed to quantify the unrealized losses existing in the portfolio.  Based upon this analysis, it was determined that the MBS portfolio did not include any securities with significant unrealized losses at either reporting date which would result in further analysis for OTTI.

In assessing the securities in the investment portfolio for potential impairment, significant reliance was placed on the financial condition and near-term prospects of the respective issuers to provide the evidence to support our intent and ability to hold the securities until recovery.  Management regularly reviews available financial information of its issuers such as publicly filed financial statements, press releases and credit reports.  Based upon this analysis, the financial viability of each of the issuers was deemed to be recoverable.  Management believes, except in the case of securities deemed other than temporarily impaired, any market value declines of these issuers is due to rate fluctuations and market inefficiencies and is not attributable to credit concerns for the underlying issuers. Management believes that the Company will achieve 100% return of its principal and contractually due interest for these securities.  Although this process is completed for all securities that are reviewed for impairment, it is the primary review procedure performed on corporate debt and equity securities.

For the CMO portfolio, a detailed analysis was performed involving a review of delinquency data in relation to projected current credit enhancement and coverage levels based upon certain stress factors.  This analysis included the following:
•	Review third-party investment summary reports and Bloomberg reports to assess length of time in a loss position and credit ratings.
•	If the current credit enhancement exceeds the calculated principal loss, management determines that OTTI does not exist.
•
If the calculated principal loss exceeds the current credit enhancement, additional evaluation is required to determine what, if any impairment would be recorded. In order to determine the existence of OTTI, related data such as foreclosures, bankruptcy and real estate owned is analyzed to calculate a default percentage.

For a majority of the CMO portfolio, it was noted that the Company was receiving and expects to continue to receive full monthly principal and interest payments for each issue.  At December 31, 2008, upon completion of this initial test, one issue required further analysis.  For this security, further stress tests were performed and management determined that other-than-temporary impairment did not exist.  At March 31, 2009, upon completion of this initial test, two issues required further analysis.  For these two securities, further stress tests were performed to determine the future loss realization.  As a result of the additional stress tests, management determined that one of the securities required an impairment charge of $153 thousand.

As a part of the OTTI evaluation process for all securities, management assesses whether the Bank still has the ability and intent to hold the securities until the market value recovers or the security matures.

Comment #4:

We note your investment in FHLB Pittsburgh stock as of December 31, 2008 and March 31, 2009.  It appears that this investment was not considered other than temporarily impaired as of such dates.  Please tell us and revise future filings to disclose the balance of your investment in the FHLB stock as of each period end and discuss how you considered any positive and negative factors in deciding the stock was not other than temporarily impaired.  Please discuss how you considered the fact that the FHLB suspended the payment of dividends until they believe it is prudent to restore them.

The Company had investments in FHLB Pittsburgh stock totaling $31.3 million at both December 31, 2008 and March 31, 2009.  The Company is required to maintain a minimum amount of FHLB Pittsburgh stock as determined by borrowing levels.  These investments are recorded at cost (par). As the FHLB stock is not a marketable instrument, it does not have a readily determinable fair value and is not accounted for in a similar manner to other investment securities. An investment in FHLB stock is accounted for in accordance with AICPA Statement of Position (SOP) No. 01-6, Accounting by Certain Entities that Lend to or Finance the Activities of Others.  According to SOP 01-6, FHLB stock is generally viewed as a long-term investment. Therefore, the value of FHLB stock should be determined based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. Per SOP 01-6, the following criteria should be considered and is considered by us in our evaluation of our investment in FHLB stock:
•	The significance of the decline in net assets of the institution as compared to the capital stock amount and the length of time this situation has persisted.
•	Commitments by the institution to make payments required by law or regulation and the level of such payments in relation to the operating performance of the institution.
•	The impact of regulatory changes on the institution and on its customer base.
•	The liquidity position of the institution.

Management has considered the elimination of the FHLB dividend and the suspension of capital stock repurchases in its assessment of the stock for OTTI. Despite the significant decline in net assets of the institution and the corresponding decline in equity balances, the capital ratios for FHLB Pittsburgh remain above regulatory required levels.  Liquidity levels of the institution appear appropriate and the future operating performance is expected to support the anticipated level of common stock redemptions. In addition, FHLB institutions are generally not required to redeem membership stock until five years after the membership is terminated.

Based upon review of the most recent financial statements of FHLB Pittsburgh, Management believes it is unlikely that the stock would be redeemed in the future at a price below its par value.

In addition to the foregoing, please be advised that:

•	the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George S. Rapp
George S. Rapp
Chief Financial Officer